# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GigCapital7 Corp., CIK 0002023730
CUSIP: G38648104
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1731 EMBARCADERO RD., SUITE 200, PALO ALTO, California (CA), 94303
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-24-006278
Filed by CIK 0001512020

## Reporting persons
- Kepos Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 50,000; sole dispositive power 0; shared dispositive power 50,000; aggregate amount beneficially owned 50,000 (0.3% of the class)
- Mark Carhart: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 50,000; sole dispositive power 0; shared dispositive power 50,000; aggregate amount beneficially owned 50,000 (0.3% of the class)

## Item 1. Issuer
Name of issuer: GigCapital7 Corp.
Address of issuer's principal executive offices: 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Kepos Capital LP (the "Investment Manager"), a Delaware limited partnership, and the investment adviser to certain funds and accounts (the "Kepos Funds"), with respect to the Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares") of GigCapital7 Corp. (the "Company") directly held by the Kepos Funds; and

(ii) Mr. Mark Carhart ("Mr. Carhart"), the managing member of Kepos Capital GP LLC, the general partner of the Investment Manager, with respect to the Class A Ordinary Shares directly held by the Kepos Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 11 Times Square, 35th Floor, New York, New York 10036.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Carhart is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 20,000,000 Class A Ordinary Shares outstanding as of September 27, 2025, as reported in Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2025.
Percent of class: 0.3%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Kepos Capital LP: /s/ Simon Raykher, Simon Raykher, General Counsel (11/13/2025)
- Mark Carhart: /s/ Mark Carhart, Mark Carhart, Individually (11/13/2025)